BAKER & MCKENZIE

貝克[illegible]時律師事務所

SUPPL

07025713

Baker & McKenzie
14th Floor, Hutchison House
10 Harcourt Road
Central, Hong Kong SAR

香港中環
夏慤道 10 號
和記大廈 14 樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

Our ref: 32002208-000004

By Hand

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

July 30, 2007

Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549
USA

Mail stop 0405-Attention to Office of International Corporate Finance (202)551-3450

Ladies and Gentlemen,

Re: China Shipping Container Lines Company Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref: 82-34857)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our last submission dated July 27, 2007, copies of which are enclosed with this letter (A list of index provided in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2312, 011-852-2846-2475 or by facsimile at 011-852-2845-0476.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

Joyce Ip / Ingrid Ling
Encl.

BAKER & McKENZIE

Annex 1

A List of Documents Made Public
in connection with the Listing since our last submission on July 27, 2007:

1. Announcement of Notification of Board Meeting by China Shipping Development Company Limited, released on July 27, 2007.

CHINA SHIPPING DEVELOPMENT COMPANY LIMITED

中海發展股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock code: 1138)

NOTICE OF BOARD MEETING

The board of directors (the "Board") of China Shipping Development Company Limited (the "Company") hereby announces that a meeting of the Board will be held on Tuesday, 14 August 2007 at 10:00 a.m. for the following purposes:

1. to consider and approve the unaudited interim results of the Company and its subsidiaries for the six months ended 30 June 2007;

2. to consider and approve the draft announcement for the unaudited interim results of the Company and its subsidiaries for the six months ended 30 June 2007 to be published in accordance with the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited; and

3. to transact any other business, if any.

By order of the Board
China Shipping Development Company Limited
Yao Qiaohong
Company Secretary

Shanghai, the PRC, 27 July 2007

As at the date of this announcement, the Board of Directors of the Company is comprised of Mr. Li Shaode, Mr. Ma Zehua, Mr. Lin Jianqing, Mr. Wang Daxiong, Mr. Zhang Guofa, Mr. Mao Shijia and Mr. Wang Kunhe as executive directors, Mr. Ma Xun, Mr. Xie Rong, Mr. Hu Honggao and Mr. Zhou Zhanqun as independent non-executive directors.

END